UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This Form 6-K/s amends the Form 6-K of Penn West Petroleum Ltd. furnished on May 1, 2014, which Form 6-K contained Penn West’s management’s discussion and analysis and financial statements for the three months ended March 31, 2014.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K/A are each hereby incorporated by reference into the registration statement on Form F-3 of Penn West Petroleum Ltd. (File No. 333-171675).

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 18, 2014.

PENN WEST PETROLEUM LTD.

By:	/s/ Sherry A. Wendt
Name:	Sherry A. Wendt
Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Restated Management’s Discussion and Analysis for the three months ended March 31, 2014

99.2	Restated Financial Statements for the three months ended March 31, 2014

99.3	Quarterly Certification of Chief Executive Officer under Canadian law

99.4	Quarterly Certification of Chief Financial Officer under Canadian law